EXHIBIT (b) 1

                           AGREEMENT FOR PURCHASE
                           AND SALE OF REAL ESTATE


     THIS AGREEMENT FOR PURCHASE AND SALE OF REAL ESTATE is entered into as of August 6, 1996, by and between LINCAM PROPERTIES LTD. SERIES 85, an Illinois limited partnership (together with its successors and assigns, "Seller"), LASALLE NATIONAL TRUST, not personally but as Trustee under a Trust Agreement dated July 19, 1996 and known as Trust No. 120394 ("Trustee"), and CENTERPOINT PROPERTIES CORPORATION, an Illinois corporation ("Beneficiary") (the Trustee and Beneficiary are collectively referred to herein as "Purchaser").

                                 WITNESSETH:

     WHEREAS, Seller owns the land (the "Land") legally described on Exhibit A attached hereto and made a part hereof, consisting of approximately 8.13 acres located in the City of Naperville, County of DuPage, State of Illinois, and the Land is improved with an office/warehouse building (the "Building") commonly known as 1880 Country Farm Drive, Naperville, Illinois (the Land, together with the Building and all other improvements located on the Land are collectively referred to herein as the "Property");

     WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser all of Seller's right, title and interest in and to
(i) the Property, and (ii) all fixtures and personal property located on the Property and owned by Seller (if any) on the terms and conditions set forth below;

     NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                                  ARTICLE 1
                                 DEFINITIONS

     When used herein the following terms shall have the respective meanings set forth opposite each such term:

1.1   Acts:  as defined in Section 9.4 hereof.

1.2   Agreement:  this Agreement for Purchase and Sale of Real Estate.

1.3   Building:  as defined in the Recitals to this Agreement.

1.4   Business Day:  as defined in Section 11.14 hereof.

1.5   City:  Naperville, Illinois.

1.6   Closing:  as defined in Section 9.1 hereof.

1.7   Closing Date:  as defined in Section 9.1 hereof.

1.8   Closing Escrowee:  as defined in Section 9.3 hereof.

1.9 Cost Sharing Agreement: shall mean that certain Cost Sharing and Maintenance Agreement dated July 18, 1988 and recorded with the Recorder of Deeds of DuPage, County, Illinois on July 22, 1988 as Document No. R88-080291.

1.10 Cost Sharing Payments: shall mean any amounts paid to Seller, as the owner of the Property, under the Cost Sharing Agreement.

1.11  County:  DuPage County, Illinois.

1.12  Department:  as defined in Section 9.4 hereof.

1.13  Earnest Money:  as defined in Section 3.2 hereof.

1.14  Effective Date:  as defined in Section 11.17 hereof.

1.15 Environmental Laws: shall mean all statutes specifically described in Section 1.18 hereof and all other federal, state or local laws, regulations or orders relating to, or imposing liability or standards of conduct concerning any Hazardous Materials.

1.16  Escrow:  as defined in Section 9.3 hereof.

1.17  Escrow Agreement:  as defined in Section 9.3 hereof.

1.18 Hazardous Materials: shall mean any hazardous, toxic or dangerous substance, material, waste, gas or particulate matter which is defined as such for purposes of regulation by any local government authority, the State of Illinois, or the United States government or any agency or department thereof, including, but not limited to, any material or substance which is (i) defined as a "hazardous waste", "hazardous material", "hazardous substance", "extremely hazardous waste", or "restricted hazardous waste" under any provision of Illinois law, (ii) petroleum, (iii) asbestos, (iv) polychlorinated biphenyl, (v) radioactive material, (vi) defined as a "hazardous waste" pursuant to Section 1044 of the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et.seq. (42 U.S.C. Section 6903), or (vii) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et.seq. (42 U.S.C.
Section 9601).

1.19  Land:  as defined in the Recitals to this Agreement.

1.20 Landscape Contract: shall mean that certain Landscape Maintenance Contract dated February 22, 1996 by and between Amli Realty Co. and Thornapple Maintenance, Inc.

1.21 Lease: shall mean that certain Lease dated November 25, 1985 by and between Tenant and LaSalle National Bank, not personally, but solely as Trustee under a Trust Agreement dated November 18, 1985 and known as Trust No. 110535 (the "Original Landlord", as Seller's predecessor in interest), as amended by letter agreements between Tenant and Hawthorn Realty Group dated May 30, 1986, July 1, 1986 and July 22, 1986, and as further amended by Amendment to Lease dated July 19, 1988 between Tenant and Original Landlord.

1.22 Lease Payments: shall mean collectively, Rent (as defined in the Lease) and amounts paid by Tenant under Section 38 of the Lease.

1.23  Permitted Exceptions:  as defined in Section 5.2 hereof.

1.24  Property:  as defined in the Recitals to this Agreement.

1.25  Purchase Price:  as defined in Section 3.1 hereof.

1.26  Purchaser:  as defined in the Preamble to this Agreement.

1.27  Reimbursement Amount:  as defined in Article 4 hereof.

1.28  Removable Liens:  as defined in Section 5.4 hereof.

1.29  Review Period:  as defined in Article 4 hereof.

1.30  Seller:  as defined in the Preamble to this Agreement.

1.31  Survey:  as defined in Section 5.1 hereof.

1.32  Surveyor:  Intech Consultants, Inc.

1.33 Taxes: real estate taxes, current installments of regular assessments, special assessments, sewer charges, and any similar taxes and charges imposed in respect of the Property.

1.34  Tenant:  shall mean Babson Bros. Co.

1.35  Title Commitment:  as defined in Section 5.1 hereof.

1.36  Title Insurer:  Chicago Title Insurance Company

1.37  Title Policy:  as defined in Section 5.3 hereof.

1.38  Trust:  as defined in the Preamble to this Agreement.

1.39  Trustee:  as defined in the Preamble to this Agreement.


                                  ARTICLE 2
                       AGREEMENT TO PURCHASE AND SELL

     Purchaser agrees to purchase, and Seller agrees to sell, the Property at the Purchase Price and on the terms set forth herein. In furtherance thereof, Seller agrees to convey to the Trust fee simple title to the Property together with all privileges, rights, easements (including, without limitation, the easements identified as Parcels 2 and 3 in the Title Commitment), hereditaments, and appurtenances thereto belonging; and all right, title and interest of the titleholder thereof in and to any streets, alleys, passages and other rights-of-way included therein or adjacent thereto (before or after the vacation thereof) by a recordable special warranty deed.


                                  ARTICLE 3
                               PURCHASE PRICE

3.1 Purchase Price. The purchase price (the "Purchase Price") to be paid by Purchaser to Seller for the Property shall be Six Million Five Hundred Seventy-Five Thousand and No/100 Dollars ($6,575,000.00).

3.2 Earnest Money. Prior to the Effective Date, Beneficiary has paid into a strict joint order escrow with Seller at the Title Insurer the sum of $100,000.00 as earnest money (together with any interest earned thereon, the "Earnest Money"). The Earnest Money may be invested by the Title Insurer as Purchaser directs in United States Treasury Bills or a federally insured money market account. Seller and Purchaser shall share equally the cost of the joint order escrow, but Purchaser shall bear the cost of any investment fee charged by the Title Insurer as escrowee. If this Agreement is terminated: (a) by Purchaser before the end of the Review Period in accordance with Article 4 hereof, then, provided Purchaser has complied with its obligations under the third grammatical paragraph of Article 4 hereof, the Earnest Money, less the Reimbursement Amount, shall be returned to Purchaser; (b) because of a breach of this Agreement by Seller, then the Earnest Money shall be returned to Purchaser; (c) pursuant to Section 5.4 hereof, then, provided Purchaser has complied with its obligations under the third grammatical paragraph of Article 4 hereof, the Earnest Money, less the Reimbursement Amount, shall be returned to Purchaser; (d) pursuant to Section 6.1 hereof, then, provided Purchaser has complied with its obligations under the third grammatical paragraph of Article 4 hereof, the Earnest Money shall be returned to Purchaser; or (e) by Purchaser pursuant to Section 7.3 or Article 8 hereof, then the Earnest Money shall be returned to Purchaser. Except as provided in the immediately preceding sentence, the Earnest Money shall be non-refundable to Purchaser. The Earnest Money shall be applied to the Purchase Price at the Closing.

3.3 Closing Costs. Seller shall pay the cost of: (a) the Title Policy (including the cost of extended coverage over the standard printed exceptions and one-half of the cost of the special title endorsements described in clause (vi) of Section 5.3 hereof); (b) the Survey (except as provided in Article 4 hereof); (c) any stamp or transfer taxes imposed by State or County law; and (d) obtaining and recording any releases of any mortgages, liens or other encumbrances which are not Permitted Exceptions and for which Seller is obligated to obtain a release under Section 5.4 hereof. Purchaser shall pay the cost of: (a) any stamp or transfer tax imposed by local law; (b) recording the deed and any documents required by Purchaser's lender; (c) all other escrow and other fees imposed in connection with the closing of Purchaser's purchase money loan, if any, and
(d) one-half of the cost of the special endorsements described in clause
(vi) of Section 5.3 hereof. Purchaser and Seller shall share equally the escrow fees for the Closing. All other closing costs shall be apportioned according to prevailing local custom. Except as expressly provided in this Agreement to the contrary, each party shall pay its own legal fees.

3.4 Closing Prorations and Adjustments. The following items shall be prorated and adjusted as of the Closing as follows:

      (a) Lease Payments received by Seller, as landlord, under the Lease and Cost Sharing Payments. Subject to Section 3.4(d), Purchaser agrees that it will pay to Seller, within five (5) days after its receipt thereof, the amount of any Lease Payments and Cost Sharing Payments attributable to the period of time prior to the Closing which, as of the Closing, was owed and uncollected under the Lease or the Cost Sharing Agreement, as the case may be.

      (b)   Amounts payable by Amli Realty Co. under the Landscape
Contract.

      (c) The parties acknowledge and agree that the Lease is a so-called "triple net" lease, and that Tenant is obligated to pay all Taxes, utility charges and other expenses relating to the Property, and that Seller, as landlord, does not collect any amounts in advance for the payment of Taxes, utility charges or operating expenses relating to the Property. As a result, there shall be no proration or adjustment for Taxes, utility charges or other expenses relating to the Property, other than amounts payable under the Landscape Contract.

      (d) Lease Payments and Cost Sharing Payments collected after the Closing shall be applied as follows: (i) first, if the payor specifies what the payment is intended to cover (e.g., that the payment is on account of Rent for June, 1996), the payment shall be applied to the items specified, (ii) second, if the payor does not specify what the payment is intended to cover, the payment shall be deemed first to be payment of money owed by such party and unpaid as of the payment date in respect of periods subsequent to the Closing Date and accordingly, shall be retained by Purchaser to the extent of any then-existing post-Closing arrearages from such payor, and any balance shall be deemed to be payment of amounts in arrears on the Closing Date and shall be prorated and the appropriate amount shall be paid over to Seller no later than five (5) days after Purchaser's receipt thereof. After the Closing, Seller shall have the right, at its sole cost and expense and with counsel of its choice, to commence and pursue litigation against the appropriate party to collect Lease Payments and Cost Sharing Payments in arrears on the Closing Date, and upon Seller's written request, Purchaser shall assign to Seller any rights, claims and privileges Purchaser may have under the Lease and Cost Sharing Agreement to collect such payments. Purchaser's and Seller's obligations under this Section 3.4(d) shall survive the Closing without limitation as to time.

      (e) At the time of Closing, Seller shall cancel all insurance policies, if any, carried by Seller with respect to the Property, and shall be entitled to receive and retain any refund obtained by Seller from its insurance carriers due to such cancellation.

If any other items of income and expense requiring proration arise prior to Closing, then said items shall be prorated according to prevailing local custom.

3.5 Payment of Purchase Price. The Purchase Price, less the Earnest Money (which shall be paid to Seller), plus or minus any adjustments, credits or prorations provided for herein, shall be paid at the Closing by wire transfer of current funds.


                                  ARTICLE 4
                                REVIEW PERIOD

     During the period of time beginning on the Effective Date and continuing until 5:00 p.m. on August 20, 1996 (the "Review Period") Purchaser and its agents and contractors shall have the right to enter upon the Property, subject to Tenant's rights under the Lease, and conduct such tests and investigations as may be necessary for Purchaser to determine whether any one or more of the following matters or any other matter would make the Property unacceptable to Purchaser for acquisition in Purchaser's sole discretion:

      (a)   zoning of the Property;

      (b) results of soils and environmental studies conducted by Purchaser;

      (c)   the state of title to the Property as evidenced by the Title
Commitment;

      (d)   matters shown on the Survey;

      (e) the physical condition of the Building and other improvements on the Property;

      (f)   the terms and conditions of the Lease;

      (g) the availability and sufficiency of utilities, including water, sanitary sewer, storm/retention facilities, telephone, gas and electricity;


      (h) the existence of any laws, regulations or judicial matters affecting the Property; and

      (i) an estoppel certificate from Tenant, acceptable to Purchaser in its sole discretion.

     In the event Purchaser determines that any one or more of the foregoing matters or any other matter would make the Property unacceptable to Purchaser for acquisition, then Purchaser may elect to terminate this Agreement by delivering written notice of termination to Seller at any time on or prior to the last day of the Review Period, which notice shall specify the reason or reasons for termination. If Purchaser fails to give Seller notice of termination on or before the last day of the Review Period, Purchaser's right to terminate this Agreement pursuant to this
Article 4 will be deemed waived. Regardless of whether Purchaser exercises its right to terminate this Agreement under this Article 4, Purchaser shall, at its sole cost, deliver to Seller copies of any audits, reports, studies, surveys, evaluations, test results or other materials prepared or received by Purchaser relating to the environmental condition of the Property promptly after Purchaser's receipt thereof.

     If Purchaser so elects to terminate this Agreement during the Review Period, Seller shall be reimbursed from the Earnest Money for up to $3,000.00 of the costs, expenses, fees and charges incurred by Seller prior to such termination in obtaining the Survey and the Title Commitment (the "Reimbursement Amount"), provided that Seller furnishes to Purchaser invoices from the Surveyor and the Title Insurer evidencing such costs, expenses, fees and charges. Purchaser shall as a condition precedent to the return to Purchaser of the balance of the Earnest Money: (i) return to Seller any materials Seller has delivered to Purchaser in connection with Purchaser's due diligence investigations, provided Seller notified Purchaser in writing at the time of the delivery of any such materials that such materials must be returned to Seller under this provision; and (ii) deliver to Seller (without cost to Seller) any and all title reports, surveys, soil tests, environmental studies or other reports or studies pertaining to the Property which Purchaser has ordered or obtained prior to or during the Review Period, other than proprietary materials produced exclusively for Purchaser's internal purposes; and (iii) pay the appropriate parties for or reimburse Seller for the payment of all costs and expenses properly allocable to Purchaser under this Article 4.

     Purchaser shall repair any damage to the Property resulting from Purchaser's activities on the Property under this Article 4 or under
Section 8.3 hereof, and shall indemnify, defend, and hold harmless Seller and Seller's partners, and their respective shareholders, officers, directors, employees and agents from and against any and all loss, damage, liability or expense (including reasonable attorneys' fees and other litigation expense and claims and liens of mechanics or materialmen) any of the aforementioned persons or entities may incur as a result of Purchaser's activities on the Property under this Article 4 or under Section 8.3 hereof. The obligations of Purchaser under this grammatical paragraph shall survive the Closing or a termination of this Agreement, without limitation as to time, notwithstanding anything contained to the contrary in this Agreement.

     Any investigation or inspection conducted by Purchaser or any agent or representative of Purchaser, pursuant to this Agreement, in order to verify independently Seller's satisfaction of any conditions precedent to Purchaser's obligations hereunder or to determine whether Seller's representations and warranties are true and accurate, shall not affect (or constitute a waiver by Purchaser of) any of Seller's obligations hereunder or Purchaser's reliance thereon; provided, however, that if Purchaser becomes aware of Seller's failure to satisfy any condition precedent or becomes aware of the untruth or inaccuracy of one or more of Seller's representations and warranties, and Purchaser fails to promptly exercise its rights or remedies hereunder with respect thereto (including any right to terminate this Agreement), Purchaser shall be deemed to have irrevocably waived the satisfaction of such condition precedent or irrevocably waived its reliance on such representation or warranty and any claims or causes of action for damages or otherwise against Seller on account thereof, as the case may be.


                                  ARTICLE 5
                         TITLE INSURANCE AND SURVEYS

5.1 Title Commitment; Preliminary Survey. Prior to the Effective Date, Seller has delivered to Purchaser:

      (a) a survey of the Property dated July 12, 1996 ("Survey") prepared by the Surveyor and certified to Seller, Purchaser and the Title Insurer as having been made in compliance with current ALTA/ACSM Land Survey Standards (Seller shall cause the Survey to be certified to Harris Trust and Savings Bank prior to Closing); and

      (b) the Title Insurer's Commitment for Title Insurance dated June 22, 1996 (Order No. 9607427) (the "Title Commitment") for an ALTA 1992 Form Owner's Title Insurance Policy.

5.2 Permitted Exceptions. Purchaser and Seller have agreed that the items listed on Exhibit B attached hereto and made a part hereof shall constitute the "Permitted Exceptions" hereunder unless and except to the extent that the list is modified pursuant to Section 5.4 hereof.

5.3 Title Policy. At the Closing, Seller shall deliver to Purchaser an ALTA 1992 Form Owner's Title Insurance Policy from the Title Insurer or in lieu thereof a marked-up title commitment from the Title Insurer (either being referred to herein as the "Title Policy") which in either case shall:
(i) be dated the Closing Date; (ii) name Beneficiary as the insured; (iii) have a liability amount equal to the Purchase Price; (iv) show the Trust as the owner of the Property in fee simple subject to no exceptions other than the Permitted Exceptions; (v) include extended coverage over the standard printed exceptions; and (vi) include the following endorsements: 3.1 zoning endorsement (with parking) in the form attached hereto as Exhibit G, creditor's rights endorsement, restrictions endorsement No. 4 over title exception letter "M" appearing in the Title Commitment, and a location endorsement 6 in the form attached hereto as Exhibit F. The Title Policy shall be conclusive evidence as to good title as shown therein with respect to all matters insured by the Title Policy.

5.4 Objection and Cure Period. If the Title Insurer raises additional title exceptions in any version of the Title Commitment issued at or before the Closing and such additional title exceptions do not constitute Permitted Exceptions or Removable Liens (hereinafter defined), then Seller may, at its election, within ten (10) days after receipt of the subsequent version of the Title Commitment, as the case may be: (a) cause the non-permitted matters to be deleted from the Title Commitment; (b) cause the Title Insurer to expressly waive or insure over such non-permitted matters; or (c) cause the Title Insurer to agree to delete or insure over such non-permitted matters at the Closing. Except for Removable Liens and additional exceptions to title resulting from a breach by Seller under
Section 5.5 hereof, Seller shall have no obligation to elect the alternatives set forth in clauses (a), (b) or (c) of this Section 5.4.

      If Seller fails or elects not to take any of the actions described in clauses (a), (b) or (c) above with respect to the non-permitted matters within the aforementioned ten (10) day period, Purchaser may by written notice to Seller delivered within five (5) days after the expiration of Seller's 10-day cure period elect, as its sole remedy (except as expressly provided in the last sentence of this grammatical paragraph), to: (x) terminate this Agreement, in which case all of the Earnest Money, less the Reimbursement Amount, shall be returned to Purchaser provided Purchaser has complied with Purchaser's obligations under the third grammatical paragraph of Article 4 hereof; or (y) agree to take title as shown in the most recent Title Commitment, in which case, the Permitted Exceptions shall be expanded to include the additional matters not removed, waived or insured over, but with a deduction from and offset against the Purchase Price for all Removable Liens. The Closing Date shall be delayed to the extent necessary to allow for Seller's 10-day cure period and Purchaser's 5-day election period. Notwithstanding anything contained herein to the contrary, if any additional exceptions to title result from a breach by Seller under Section
5.5 hereof and Seller fails or refuses to take any of the actions described in clauses (a), (b) or (c) above with respect to any such exceptions, Purchaser may pursue against Seller any rights or remedies available at law or in equity with respect to such breach, subject, however, to the last sentence of Section 10.2 hereof.

      As used in this Section 5.4, the term "Removable Liens" shall mean liens which are of a definite and ascertainable amount which in the aggregate can be removed at Closing by payment of monies constituting a portion of the Purchase Price, and which either (A) represent mortgage debt, (B) represent taxes or assessments which are then delinquent or which are then due and payable, or (C) for any and all such liens not in categories (A) or (B), do not exceed $100,000 taken together in the aggregate.

      After the Closing, Seller shall have the right, at its sole cost and expense and with counsel of its choice, to commence and pursue litigation against Tenant to recover any costs incurred by Seller in curing any non-permitted title matters under this Section 5.4, to the extent Tenant is liable for such costs under the Lease. Upon Seller's written request, Purchaser shall assign to Seller any rights, claims and privileges Purchaser may have as landlord under the Lease to collect such sums.

5.5 No Further Liens. Seller agrees it shall not from and after the Effective Date voluntarily or consensually and knowingly perform any act which results in any additional exceptions to title that would survive the Closing without Purchaser's prior written consent, not to be unreasonably withheld.


                                  ARTICLE 6
                                  COVENANTS

6.1 Plat of Resubdivision. If the Property is not presently one or more complete, separately platted parcels and state or local law requires that a subdivision plat be filed as a condition to the conveyance of the Property, then at or before the Closing, Seller shall cause a plat of subdivision for the Property to be prepared by the Surveyor, approved by all necessary governmental bodies and authorities, and recorded against the Property. If Seller is not able to fulfill the covenants set forth in this Section 6.1 by the Closing Date, then either Seller or Purchaser may, by written notice to the other party delivered no later than five (5) Business Days prior to the Closing Date, elect to extend the Closing for a period not to exceed one hundred fifty (150) days after the original Closing Date in order to allow Seller to fulfill said covenants. If the covenants contained in this
Section 6.1 remain unfulfilled on the originally scheduled Closing Date and continue to remain unfulfilled on the date, if any, to which Seller or Purchaser has elected to extend the Closing Date, then this Agreement shall terminate, and the Earnest Money shall be returned to Purchaser as Purchaser's sole remedy under this Agreement, and neither party shall have any further rights or obligations hereunder, except as expressly provided in this Agreement to the contrary. Seller agrees to diligently pursue all steps necessary in connection with the preparation, approval and recording of any plat of subdivision required by law for the conveyance of the Property under this Agreement.

6.2 Operations. Between the Effective Date and the Closing Date, Seller shall: (i) not enter into any new lease of the Property or any portion thereof or amend or terminate the Lease without Purchaser's prior written consent, which consent shall not be unreasonably withheld; (ii) not enter into any contracts or agreements relating to the Property which will be binding on Purchaser after the Closing without Purchaser's prior written consent, which consent shall not be unreasonably withheld; (iii) not make any alterations in the Property, except as required or permitted under the Lease, without Purchaser's prior written consent, which consent shall not be unreasonably withheld; and (iv) enforce Tenant's obligations under the Lease in the ordinary course of Seller's business.


                                  ARTICLE 7
                       REPRESENTATIONS AND WARRANTIES

7.1 Seller's Representations and Warranties. Seller represents and warrants to Purchaser as follows:

      7.1.1 Agreements. Neither the execution and delivery of this Agreement by Seller nor the consummation of the transactions contemplated hereby will result in any breach or violation of or default under any judgement, decree, order, mortgage, lease, agreement, indenture or other instrument to which Seller is a party.

      7.1.2 Authority. Seller has full power and authority to execute this Agreement and to sell, convey and transfer the Property as provided for in this Agreement, and this Agreement is binding and enforceable against Seller.

      7.1.3 Compliance with Laws. To Seller's actual knowledge, Seller has not received any written notice from any governmental authority that the Property or any portion thereof or the operation thereof is currently in violation of any applicable law, ordinance, order or regulation of any governmental or quasi-governmental agency having jurisdiction over the Property or any portion thereof.

      7.1.4 Special Assessments. To Seller's actual knowledge, Seller has not received any written notice of any special assessments being contemplated by any governmental authority with respect to the Property.

      7.1.5 Lease Agreements. Other than the Lease, Seller has not entered into and is not a party to any lease or other occupancy agreement relating to the Property.

      7.1.6 Litigation. To Seller's actual knowledge, there is no judicial or administrative litigation, proceeding (including, without limitation any condemnation proceeding), claim or investigation pending or threatened which adversely affects the Property or any portion thereof.

      7.1.7 Contracts. Except for: (i) the Lease, (ii) the Landscape Contract, (iii) the Permitted Exceptions, and (iv) any other documents or agreements disclosed to Purchaser in writing before the end of the Review Period, Seller has not entered into any management or service agreements affecting the Property which will survive the Closing and be binding upon Purchaser.

      7.1.8 Employees. No persons performing services at the Property are employees of Seller.

      7.1.9 Purchase Options. To Seller's actual knowledge, other than the rights and options set forth in Sections 24 and 25 of the Lease, there are no outstanding contracts for the purchase of the Property or any portion thereof and neither the Property nor any portion thereof is subject to any purchase options.

      7.1.10 Hazardous Materials. Seller has not placed or disposed of any Hazardous Materials on or at the Property or any part thereof in any manner or quantity which would constitute a violation of any Environmental Laws.

In this Agreement, any and all uses of and references to the phrase "to Seller's actual knowledge" and also all references to the "actual knowledge" of Seller, regardless of the specific words used, shall mean that (and only that) John Moysey and Randall Wosilus, both employees of Amli Realty Co., have no actual, present, conscious knowledge that the representations and warranties qualified by such phrase or other reference are inaccurate or incorrect. Purchaser acknowledges that such named individuals have not performed (and are not obligated to perform) any independent investigation or inquiry with respect to or concerning the subject matter of such representations and warranties set forth in this Agreement. Such named individuals are the current employees of Amli Realty Co. with primary responsibility for the Property.

7.2 Purchaser's Representations and Warranties. Purchaser represents and warrants to Seller as follows:

      7.2.1 Agreements. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby will result in any breach or violation of or default under any judgement, decree, order, mortgage, lease, agreement, indenture or other instrument to which Purchaser is a party.

      7.2.2 Authority. Purchaser has full power and authority to execute this Agreement and purchase the Property as provided for in this Agreement and this Agreement is binding and enforceable against Purchaser.

      7.2.3 Owner of Beneficial Interest. Beneficiary is the holder of 100% of the beneficial interest in and to and the power of direction under that certain Trust

7.3 Breach of Representations and Warranties. Each party warrants that each of the foregoing representations and warranties made by it in this
Article 7 is true as of the date of this Agreement and will also be true as of the Closing. Each party shall notify the other promptly if such party becomes aware prior to the Closing Date of any matter which would render any of the representations or warranties of such party contained in this
Article 7 untrue in any material respect. If any of the foregoing representations and warranties by Seller is true as of the Effective Date but shall not be true as of the Closing and such breach is other than as a result of a voluntary or consensual and knowing act taken by Seller, Purchaser may alternatively as its sole remedy either (a) waive such breach and close the transaction contemplated herein, or (b) terminate this Agreement, in which event the Earnest Money shall be returned to Purchaser.

In the case of any other breach of any of the foregoing representations or warranties by Seller or Purchaser, the parties may exercise any of their remedies under Article 9.

7.4 NO OTHER WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, PURCHASER AGREES TO ACCEPT THE PROPERTY IN "AS-IS" CONDITION AS OF THE CLOSING DATE, AND PURCHASER AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, TO PURCHASER REGARDING THE PROPERTY, THE
LEASE OR ANY OTHER MATTER RELATING TO      THE TRANSACTIONS CONTEMPLATED BY
THIS AGREEMENT.


                                  ARTICLE 8
                          CONDITION OF THE PROPERTY

8.1 Casualty. If between the Effective Date and the Closing Date all or any portion of the Property is damaged or destroyed by fire or other casualty and the cost of repairing such damage or destruction, as estimated by an independent contractor acceptable to Purchaser and Seller, exceeds $500,000, then Purchaser may elect to terminate this Agreement by delivering written notice of such termination to Seller within fifteen (15) days after receiving notice of such damage or destruction. If Purchaser terminates this Agreement under this Section 8.1, the Earnest Money shall promptly be returned to Purchaser, and except as expressly provided herein to the contrary, neither party shall have any further rights or obligations under this Agreement. If the estimated cost of repairing any such damage or destruction does not exceed $500,000, or if such estimated cost exceeds $500,000, but Purchaser does not terminate this Agreement under this
Section 8.1, this Agreement shall remain in full force and effect. The Closing Date shall be delayed to the extent necessary to allow for Purchaser's 15-day election period under this Section 8.1.

8.2 Condemnation. If between the Effective Date and the Closing Date any condemnation or eminent domain proceedings are initiated which might result in the taking of all or any portion of the Property, Seller shall give notice of any such proceeding to Purchaser promptly after Seller obtains actual knowledge thereof. If Tenant would have the right to terminate the Lease upon a taking of the type contemplated by any such proceeding, Purchaser shall have the right to terminate this Agreement by delivering written notice of such termination to Seller within fifteen (15) days after receiving notice of such proceeding. If Purchaser terminates this Agreement under this Section 8.2, the Earnest Money shall promptly be returned to Purchaser, and except as expressly provided herein to the contrary, neither party shall have any further rights or obligations under this Agreement. If Tenant would not have the right to terminate the Lease upon the contemplated taking, or if Tenant would have such right but Purchaser does not terminate this Agreement under this Section 8.2, this Agreement shall remain in full force and effect, and at the Closing, Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made or to be made in connection with such condemnation or eminent domain proceeding, subject to the rights of Tenant under the Lease.

The Closing Date shall be delayed to the extent necessary to allow for Purchaser's 15-day election period under this Section 8.2.

8.3 Purchaser's Inspection Rights. Subject to the rights of Tenant under the Lease, Purchaser shall have the right to conduct a walk-through inspection of the Property within 48 hours prior to the Closing to confirm that there has been no material, adverse change in the physical condition of the Property since Purchaser's inspection of the Property under Article 4 hereof. For purposes of this Section 8.3, a "material, adverse change in the physical condition of the Property" shall mean a condition which is estimated, by an independent contractor acceptable to Purchaser and Seller, to cost more than $500,000 to repair or restore. Purchaser shall schedule the date and time of such inspection with Seller and Tenant not less than five (5) days before the Closing, and a representative of Seller shall have the right to attend the inspection. If the walk-through inspection reveals a material, adverse change in the physical condition of the Property since Purchaser's inspection of the Property under Article 4 hereof (other than as a result of events or circumstances governed by Section 8.1 hereof), then subject to Seller's rights described below, Purchaser may elect to terminate this Agreement by delivering written notice of such termination to Seller within fifteen (15) days after such walk-through inspection. If Purchaser elects to terminate this Agreement under this Section 8.3, Seller shall have the right to negate Purchaser's termination election by delivering written notice thereof to Purchaser within five (5) days after Seller receives Purchaser's termination notice. If Seller elects to negate Purchaser's termination election, Purchaser shall receive a credit at Closing equal to the estimated cost to repair and restore such damage; provided, however, that if such repair and restoration work is Tenant's obligation under the Lease, after the Closing, Purchaser shall diligently enforce such Lease obligations against Tenant, and promptly after the completion of such repair and restoration work (or Purchaser's recovery of the cost thereof), Purchaser shall pay to Seller an amount equal to the cost of such work paid for by Tenant or any other person or entity, up to the amount of the credit received by Purchaser at the Closing. Purchaser's obligations under the immediately preceding sentence shall survive the Closing without limitation as to time. If Purchaser elects to terminate this Agreement under this Section 8.3 and Seller does not elect to negate such termination election, the Earnest Money shall promptly be returned to Purchaser, and except as expressly provided herein to the contrary, neither party shall have any further rights or obligations under this Agreement.
If the walk-through inspection does not reveal a material, adverse change in the physical condition of the Property since Purchaser's inspection of the Property under Article 4 hereof, or if such inspection does reveal any such material, adverse change but Purchaser does not elect to terminate this Agreement under this Section 8.3, this Agreement shall remain in full force and effect. The Closing Date shall be delayed to the extent necessary to allow for Purchaser's 15-day election period and Landlord's 5-day election period under this Section 8.3.



                                  ARTICLE 9
                                 THE CLOSING

9.1 Definition; Time and Place. The performance by Seller and Purchaser of their respective obligations under this Agreement directly or through the completion of the escrow deposits required of them to be made and the delivery of the Purchase Price to Seller by the Closing Escrowee after delivery of the Title Policy to Purchaser and delivery of possession of the Property to Purchaser, subject to the rights of Tenant under the Lease, shall constitute the closing of the sale (the "Closing"). Subject to an extension pursuant to Sections 5.4 or 6.1, hereof or pursuant to Article 8 hereof, the date of the Closing (the "Closing Date") shall be not later than 2:00 p.m. (C.S.T.) on August 30, 1996. The Closing shall take place at the downtown Chicago office of the Title Insurer.

9.2 Possession. Possession of the Property shall be delivered at the Closing, subject to the rights of Tenant under the Lease.

9.3 Escrow. This sale shall be closed through a "New York style" escrow (the "Escrow") with the Title Insurer (the "Closing Escrowee"), in accordance with the general provisions of the usual form of escrow agreement then in use by the Closing Escrowee, with such special provisions inserted in the escrow agreement as may be required to conform with this Agreement (the "Escrow Agreement"). Purchaser shall have the right to establish a separate escrow agreement with the Closing Escrowee governing the disbursement of any purchase money loan required to purchase the Property, but Seller shall not be obligated to be a party to any such escrow agreement or to incur any costs in connection therewith. The Escrow and Escrow Agreement shall be auxiliary to this Agreement, and this Agreement shall not be merged into nor in any manner superseded by the Escrow or the Escrow Agreement. Upon the creation of the Escrow, payment of the Purchase Price and delivery of the deed and other closing documents shall be made through the Escrow and the Earnest Money shall be deposited in the Escrow. The attorneys for the parties are hereby authorized to execute the Escrow Agreement and any amendments thereto. Each party shall have the right to inspect all documents prior to or at the time of deposit in the Escrow. The escrow fee for the Escrow shall be shared equally by the parties, except that the escrow fees attributable to any ancillary money lender's agreement shall be borne by Purchaser alone.

9.4 Documents To Be Delivered By Seller At Closing. At the Closing, Seller shall deliver or cause to be delivered to Purchaser directly or, if either party elects, through the Escrow, the following, each of which shall be in form reasonably satisfactory to Purchaser and (if applicable) the Title Insurer:

      (a) a duly executed and acknowledged special warranty deed to the Property subject only to the Permitted Exceptions and naming the Trust as the grantee;

      (b)         the Title Policy;

      (c) evidence of authorization of Seller as to the execution of this Agreement and the sale of the Property to Purchaser and the performance of other acts required hereunder;

      (d) an affidavit to the effect that Seller is not a foreign person under Section 1445(b) of the United States Internal Revenue Code;

      (e)         an original Lease;

      (f) a quit claim Bill of Sale in the form of Exhibit C attached hereto and made a part hereof conveying any personal property located on the Property and owned by Seller (if any);

      (g)         a customary form of Affidavit of Title;

      (h) at Seller's option, either (1) a completed Environmental Disclosure Document for Transfer of Real Property pursuant to the Responsible Property Transfer Act of 1988, or (ii) a representation from Seller to Purchaser that to Seller's actual knowledge the Property does not constitute "Real Property" under the Responsible Property Transfer Act of 1988;

      (i) Seller shall notify the Illinois Department of Revenue (the "Department") of the pending sale of the Property pursuant to and in accordance with the requirements of Section 902(d) of the Illinois Income Tax Act and Section 5(j) of the Retailer's Occupation Tax Act (collectively, the "Acts"). Purchaser shall provide Seller with any information requested by Seller and needed to complete such notice to the Department. Seller, by giving such notice to the Department, shall attempt to cause the Department to certify, prior to the Closing, that Seller either has or does not have assessed but unpaid taxes, penalties or interest due under the Acts. If the Department issues a Bulk Sales Stop Order prior to the Closing, Seller shall comply with all requirements and obligations imposed by the Department so as not to delay the closing, including, without limitation, escrowing the amount to be withheld under the Bulk Sales Stop Order with the Closing Escrowee. If prior to the Closing, the Department has not made and issued a written determination that Seller does not have assessed but unpaid taxes, penalties or interest due under the Acts and has not issued a Bulk Sales Stop Order, Seller shall indemnify Purchaser and hold Purchaser harmless from and against any and all loss, damage, liability, cost and expense which Purchaser may suffer or incur as a result of debts owed by Seller to the Department under the Acts, and such indemnification shall survive the Closing until such time as Seller or the Department delivers to Purchaser a written determination that Seller does not have assessed but unpaid taxes, penalties or interest due under the Acts;

      (j) all other documents (if any) required, pursuant to other provisions of this Agreement or to the Escrow Agreement, to be executed and delivered by Seller; and

      (k) such other instruments and documents, including, but not limited to, an ALTA Statement and a gap undertaking, as may be reasonably required by the Title Insurer or Purchaser in order to carry out the purposes of this Agreement.

9.5 Documents To Be Delivered By Purchaser At Closing. At the Closing, Purchaser shall deliver or cause to be delivered to Seller directly, or if either party elects through the Escrow, the following, each of which shall be in form reasonably satisfactory to Seller and (if applicable) the Title
Insurer:

      (a) the Purchase Price, plus or minus adjustments, credits and prorations as provided for herein;

      (b) evidence of authorization of Purchaser as to the execution of this Agreement and the purchase of the Property from Seller and the performance of the other acts required hereunder and the transactions contemplated hereby;

      (c) all other documents required pursuant to other provisions of this Agreement or the Escrow Agreement to be executed and delivered by Purchaser; and

      (d) such other instruments and documents as may be reasonably required in order to carry out the purpose of this Agreement, including, but not limited to, an ALTA Statement.

9.6   Documents to be Jointly Delivered by Seller and Purchaser at Closing.

At the Closing, Seller and Purchaser shall each execute and deliver (or in the case of the document described in clause (e) below, Seller shall cause Amli Realty Co. to execute and deliver), directly, or if either party elects, through the Escrow, the following, each of which shall be in form reasonably satisfactory to both parties and (if applicable) the Title
Insurer:

      (a) applicable transfer tax declarations for the State of Illinois, the County and any necessary municipal transfer declarations;

      (b)         a Closing Statement (in triplicate);

      (c) an Assignment and Assumption Agreement in the form of Exhibit D attached hereto and made a part hereof;

      (d) a letter to Tenant signed by Seller and Purchaser advising Tenant that (i) the Property has been sold to Purchaser, (ii) all of Seller's right, title and interest in, to and under the Lease have been assigned to Purchaser as of the Closing Date, and (iii) Purchaser has assumed all of Seller's obligations under the Lease from and after the Closing Date, and directing Tenant to pay all future rental under the Lease in accordance with Purchaser's directions and to identify Purchaser as the "Landlord" under all insurance policies required to be maintained by Tenant under the Lease; and

      (e) an Assignment and Assumption Agreement in the form of Exhibit E attached hereto and made a part hereof.


                                 ARTICLE 10
                             DEFAULTS; REMEDIES

10.1 Purchaser's Default. If the transaction contemplated hereby does not close by reason of a default by Purchaser in any of the terms hereof and such default is not cured within five (5) Business Days after written notice of such default is given by Seller to Purchaser, then Seller may, as its sole option and in lieu of any and all other legal and equitable remedies which Seller may have hereunder for failure by Purchaser to close the transaction contemplated hereby, receive the Earnest Money as liquidated damages. In addition, Seller may pursue against Purchaser any and all other rights and remedies available at law or equity to obtain from
Purchaser: (i) copies of all soil tests, environmental studies, and other tests and studies pertaining to the Property obtained by Purchaser (other than proprietary materials produced exclusively for Purchaser's internal purposes), and (ii) reimbursement for the payment of all costs and expenses properly allocable to Purchaser under Article 4 hereof. Nothing contained in this Section 10.1 shall limit, restrict or otherwise affect any claim or cause of action Seller may have against Purchaser under Purchaser's indemnification obligations under this Agreement, and in connection with any such claims or causes of action, Seller's recovery shall not be limited to the Earnest Money or any other sum certain.

10.2 Seller's Default. If the transaction contemplated hereby does not close by reason of a default by Seller in any of the terms hereof, and such default is not cured within five (5) Business Days after written notice of said default is given by Purchaser to Seller, then Purchaser may: (a) if such default is other than the result of Seller's voluntary or consensual and knowing act, terminate this Agreement and receive the Earnest Money as Purchaser's sole remedy; or (b) in all other cases, terminate this Agreement and receive the Earnest Money or pursue against Seller any other rights or remedies available at law or in equity, including, without limitation, an action to compel Seller's specific performance of this Agreement, all in such order or concurrently as Purchaser may elect. Notwithstanding anything contained herein to the contrary, Purchaser's rights and remedies upon Seller's breach of a representation and warranty shall be subject to and governed by Section 7.3 hereof. Notwithstanding anything contained herein to the contrary, in no event shall Seller be liable to Purchaser for indirect or consequential damages, including, without limitation, any loss or damage suffered by Purchaser in connection with any agreement or understanding with any third party for the use, lease or purchase of the Property or any portion thereof.


                                 ARTICLE 11
                                MISCELLANEOUS

11.1 Payment of Real Estate Brokers and Consultants. Seller shall pay a broker's commission to Stein & Company and Amli Realty Co. in connection with this transaction. Purchaser represents to Seller that Purchaser has not engaged or otherwise dealt with any real estate broker in connection with the Property or this transaction, other than Stein & Company and Amli Realty Co. Purchaser agrees to indemnify, defend and hold Seller and Seller's partners and their respective officers, directors, shareholders, agents and employees harmless from and against any claim for a real estate broker's commission or fee by any other party claiming to have been engaged by, or otherwise represented, Purchaser in connection with the Property or this transaction. Seller agrees to indemnify, defend and hold Purchaser and its officers, directors, shareholders, agents and employees harmless from and against any claim for a real estate broker's commission or fee by any other party claiming to have been engaged by, or otherwise represented, Seller in connection with the Property or this transaction.

11.2 Notices. All notices and other communications which are required to be, or which may be, given under this Agreement shall be in writing, and shall be delivered at the addresses or to the facsimile telephone numbers set out hereinbelow. Notice may be given by personal delivery, recognized overnight courier, facsimile transmission (with a copy to be sent simultaneously by U.S. regular mail) or by United States mail in the manner set forth below. Notice shall be deemed to have been duly given (a) if by personal delivery, on the first occur of the date of actual receipt or refusal of delivery by any person at the intended address, (b) if by overnight courier, on the first (1st) Business Day after being delivered to a recognized overnight courier, (c) if by facsimile transmission, upon the transmission thereof, as evidenced by the confirmation slip generated by the sender's facsimile machine, or (d) if by mail, on the second (2nd) Business Day after being deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

     If to Seller:      Lincam Properties Ltd. Series 85
                        c/o Amli Realty Co.
                        125 South Wacker Drive
                        Suite 3100
                        Chicago, Illinois 60606
                        Attention:  President
                        Facsimile No.:  (312)443-1986

     with a copy to:    Bruce P. Mason, Esq.
                        Mason & Wenk, Ltd.
                        30 North LaSalle Street
                        Suite 3400
                        Chicago, Illinois 60602
                        Facsimile No.:  (312)346-0839

     If to Purchaser:   CenterPoint Properties Corporation
                        401 North Michigan Avenue
                        30th Floor
                        Chicago, Illinois 60611
                        Attention:  Paul Ahern
                        Facsimile No.:  (312)456-7696

     with a copy to:    Charles L. Byrum, Esq.
                        Gardner, Carton & Douglas
                        321 North Clark Street
                        Suite 3400
                        Chicago, Illinois 60610
                        Facsimile No.:  (312)664-3381

     or to such other address or facsimile telephone number as either party may from time to time specify as its address or facsimile telephone number for the receipt of notices hereunder, in a notice to the other party.


11.3 Assignment. Purchaser may assign all (but not less than all) of its right, title and interest under this Agreement without the prior written consent of Seller; provided, however, that (i) Purchaser shall notify Seller of any such proposed assignment and the name of the proposed assignee (and the principals thereof) at least ten (10) days prior to the effective date of any such assignment, and (ii) prior to the effective date of any such assignment, Purchaser shall provide Seller with an agreement, in form and substance reasonably acceptable to Purchaser, in which such assignee expressly assumes and agrees to perform all of Purchaser's obligations under this Agreement, and makes, for Seller's benefit, each of the representations and warranties set forth in Section 7.2 hereof as to itself. Except as provided in the immediately preceding sentence, any assignment or transfer by Purchaser of, or attempt by Purchaser to assign or transfer, Purchaser's interest in this Assignment shall be an immediate default by Purchaser under this Agreement. Subject to the foregoing, this Agreement shall be binding upon the undersigned and each of their successors and assigns.

11.4 Joint and Several Liability. If Purchaser is more than one person or entity, then all obligations and/or liabilities of Purchaser set forth herein or arising hereunder shall be the joint and several obligations and/or liabilities of each party constituting Purchaser.

11.5 Entire Agreement. Except for that certain letter agreement entered into between Seller and Beneficiary dated June 24, 1996 (and executed by Beneficiary on July 1, 1996) relating to Beneficiary's entering onto the Property prior to the Effective Date to perform due diligence investigations (which letter agreement shall survive the execution and delivery of this Agreement, any termination of this Agreement, and the Closing), this Agreement embodies the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof except as may be set forth in a writing executed by both parties contemporaneously with or subsequent to this Agreement.

11.6 Severability. If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and other applications thereof shall not be affected thereby.

11.7 Captions; Number. The captions contained in this Agreement are for the convenience of reference only, and shall not affect the meaning, interpretation or construction of this Agreement. As used in this Agreement, the singular form shall include the plural and the plural shall include the singular, to the extent that the context renders it appropriate.

11.8 Counterparts. This Agreement may be executed in two more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.9 Governing Law; Venue. This Agreement has been executed and delivered, and is to be performed, in the State of Illinois, and this Agreement and all rights, obligations and liabilities hereunder shall be governed by, and construed in accordance with, the internal laws of the State of Illinois. Purchaser hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any federal or state court sitting in Cook County, Illinois.

11.10 Time of the Essence.  Time is of the essence of this Agreement.

11.11 Survival. All of the respective representations and warranties of Seller and Purchaser hereunder, and all of their respective rights and remedies with respect to the incorrectness or breach thereof, shall survive the Closing Date for a period of one (1) year from the date of Closing.

11.12 Modification. The provisions of this Agreement may not be amended, changed or modified orally, but only by an agreement in writing signed by the party against whom any amendment, change or modification is sought.

11.13 Waiver. Except as otherwise expressly provided in this Agreement, no waiver by a party of any breach of this Agreement or of any warranty or representation hereunder by the other party shall be deemed to be a waiver of any other breach by such other party (whether preceding or succeeding and whether or not of the same or similar nature) and no acceptance of payment or performance by a party after any breach by the other party shall be deemed to be a waiver of any breach of this Agreement or of any representation or warranty hereunder by such other party whether or not the first party knows such breach at the time it accepts such payment or performance. Except as otherwise expressly provided in this Agreement no failure or delay by a party to exercise any right it may have by reason of the default of the other party shall operate as a waiver of default or modification of this Agreement or shall prevent the exercise of any right by the first party while the other party continues to be so in default.

11.14 Business Days. If any date specified in this Agreement for the Closing Date or for commencement or expiration of time periods for termination or approvals or for notice occurs on a day other than a Business Day, then any such date shall be postponed to the following Business Day. As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or a holiday observed by national banks or the Title Insurer.

11.15 No Recording of Agreement. Neither party shall record this Agreement or any memorandum or short form hereof without the prior written consent of the other.

11.16 Limitation of Liability. Purchaser agrees that the partners of Seller and their respective shareholders, officers, directors, agents and employees shall have no personal liability whatsoever with respect to this Agreement or the transactions described herein. Further, Purchaser agrees that Seller's liability under this Agreement or relating to the transactions contemplated hereby shall at all times be limited to Seller's interest in the Property.

11.17 Offer; Effective Date. The execution of this Agreement by the first party to do so and delivery thereof to the other party constitutes an offer to purchase or sell, as the case may be, and shall be automatically revoked unless the party to which the offer is made shall execute and deliver at least two (2) copies of this Agreement to the offering party at the address given for notice herein on or before 5:00 p.m., local time, on the date which is five (5) days after the date on which the offering party has executed this Agreement as first set forth above. Regardless of any date heretofore or hereafter inserted in this Agreement, the term "Effective Date" as used herein shall be the date on which this Agreement is executed and delivered in final form by the latter of Purchaser or Seller to so execute and deliver it.

11.18 Trustee Exculpation. This Agreement is executed by LaSalle National Trust, not personally but as Trustee as aforesaid, in the exercise of the power and authority conferred upon it as such Trustee, and under the express direction of the beneficiary of the Trust. Nothing contained in this Agreement shall be construed as creating any liability whatsoever against Trustee personally.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                  PURCHASER

                  CENTERPOINT PROPERTIES CORPORATION, an Illinois corporation
Attest:


By:________________________                By:


Title:______________________               Title:




                  LASALLE NATIONAL TRUST, not personally, but solely as Trustee under a Trust Agreement dated July 19, 1996 and known as Trust No. 120394
Attest:


By:________________________                By:

Title:______________________               Title:


                                           Date:







                  SELLER

                  LINCAM PROPERTIES LTD. SERIES 85, an Illinois limited partnership

                  By: Lincam Properties, Inc. a Delaware corporation, its sole general partner


                        By:

                        Title:                                President


                        Date:___________________________________







                                 EXHIBIT A
                       LEGAL DESCRIPTION OF THE LAND











                                 EXHIBIT B
                           PERMITTED EXCEPTIONS









                                 EXHIBIT C
                               BILL OF SALE







                                 EXHIBIT D
                    ASSIGNMENT AND ASSUMPTION AGREEMENT







                                 EXHIBIT E
                    ASSIGNMENT AND ASSUMPTION AGREEMENT







                                 EXHIBIT F
                          LOCATION ENDORSEMENT 6